

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

   Re: CNH Industrial N.V.
    Form 20-F for the fiscal year ended December 31, 2021
    Filed March 1, 2022
    File No. 001-36085

Dear Oddone Incisa:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Roberto Russo